UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026.

Commission File Number: 001-41566

DEFSEC Technologies Inc.

(Exact Name of Registrant as Specified in Charter)

80 Hines Rd, Suite 300, Ottawa, Ontario, K2K 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⊠  Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference into the Registrant's Registration Statement on Form F-3 File No. 333-277196, Form F-3 File No. 333-281960, Form F-3 File No. 333-283343, Form F-3 File No. 333-285263 and Form F-3 File No. 333-293140.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEFSEC TECHNOLOGIES INC.
(Registrant)

Date:	February 13, 2026	By:	/s/ Jennifer Welsh
		Name:	Jennifer Welsh
		Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Unaudited Condensed Consolidated Interim Financial Statements for the three months ended December 31, 2025 and 2024
99.2	Management's Discussion and Analysis for the three months ended December 31, 2025
99.3	Certification of Interim Filings by CEO dated February 12, 2026
99.4	Certification of Interim Filings by CFO dated February 12, 2026
99.5	News Release dated February 12, 2026